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                                February 29, 2000

Ms. Suzanne Reilly
Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549

         Re: Wastequip, Inc. (the "Company")
             Registration Statement on the Form S-1
             File No. 333-59741

Dear Ms. Reilly:

     The above captioned Form S-1 registration statement was filed with the Commission on July 23, 1998. After a several month process, the Company was recently sold to a private buyer. Consequently, it will not be going forward with its initial public offering. Therefore, on behalf of the Company, pursuant to Rule 477 of Regulation C under the Securities Act of 1933 I am applying for withdrawal of that registration statement.

     None of the shares in this registration statement were offered and sold. Therefore, it is the Company's belief that the withdrawal would be consistent with the public interest and the protection of investors.

     Thank you for your anticipated cooperation in this matter. Please direct any inquiries to the undersigned.

                                                         Sincerely,


                                                         /s/ Richard L. Garcia
                                                         -----------------------
                                                         Richard L. Garcia
                                                         Chief Financial Officer

Cc: Edward W. Moore